November 8, 2013

David R. Humphrey

Accounting Branch Chief

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re: Independent Film Development Corporation

Form 10-K for the year ended September 30, 2012

Filed January 15, 2013

File No. 000-53103

Dear Mr. Humphrey,

The company is in receipt of your comment letter of October 31, 2013. The following are the Company’s responses to your comments, numbered as to correspond with the number of your comments:

  We will be requesting a waiver from the Office of the Chief Accountant of your request that we obtain new audit reports for prior audited periods, considering the fact that we cannot obtain a consent or opinion from the prior auditor, who appears to no longer be PCAOB registered. Until such time as we have received the response from the Office of the Chief Accountant, we request an extension to comply with your request.

  We ask for an extension to decide whether to file an Item 4.02(b) current report on Form 8-K to indicate that the audit report on the previously issued financial statements cannot be relied upon, pending our application for a waiver from the Office of the Chief Accountant.

  We ask for an extension to decide whether to file an Item 4.02(b) current report on Form 8-K to indicate that the audit report on the previously issued financial statements cannot be relied upon, pending our application for a waiver from the Office of the Chief Accountant.

I, on behalf of the Company, acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense ion any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Rachel Boulds

Rachel Boulds

 CFO